Exhibit I

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08 Bermuda
EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER RESULTS

Highlights
•	Declared a cash dividend of $0.90 per share for the quarter ended June 30, 2008, up from $0.70 per share in the previous quarter

•	Reported second quarter net income of $22.0 million, or $0.88 per share (including an unrealized gain relating to an interest rate swap, which increased net income by $5.0 million, or $0.20 per share)

•	Net voyage revenues increased to $35.1 million, up 32 percent from the previous quarter

•	In April 2008, acquired two Suezmax tankers from Teekay Corporation

•	Earned average TCE of $43,828 per day on the spot Aframax fleet, and $68,734 per day on the spot Suezmax fleet during the quarter ended June 30, 2008
Hamilton, Bermuda, August 6, 2008 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported net income of $22.0 million, or $0.88 per share, for the three months ended June 30, 2008, compared to net income of $14.0 million, or $0.56 per share, for the three months ended March 31, 2008. The results for the quarter ended June 30, 2008 included an unrealized gain relating to the change in fair value of an interest rate swap that had the net effect of increasing net income by $5.0 million, or $0.20 per share. Net voyage revenues(1) for the three months ended June 30, 2008 were $35.1 million, compared to $26.6 million for the three months ended March 31, 2008.
The net income for the six months ended June 30, 2008 was $36.0 million, or $1.44 per share, compared to net income of $27.9 million, or $1.86 per share, for the same period last year. The results for the six months ended June 30, 2008 included an unrealized gain relating to the change in fair value of an interest rate swap that had the net effect of increasing net income by $5.0 million, or $0.20 per share. Net voyage revenues(1) for the six months ended June 30, 2008 increased to $61.7 million from $55.7 million for the same period in 2007.
On August 5, 2008, Teekay Tankers declared a cash dividend of $0.90 per share for the period from April 1, 2008 to June 30, 2008, representing a total cash dividend of $22.5 million(2). The dividend will be paid on August 22, 2008 to all shareholders of record on August 15, 2008.
Estimated Cash Available for Distribution
The following table summarizes the annualized estimated cash available for distribution per share based on Teekay Tankers’ current fleet and charter mix:

Estimated Cash Avail.
for Dist'n Per Share*		Suezmax Spot Rate Assumption (TCE basis per day)
(Annualized)		$30,000	$40,000	$50,000	$60,000	$70,000	$80,000	$90,000	$100,000

	$25,000	$2.16	$2.39	$2.60	$2.82	$3.03	$3.23	$3.40	$3.57

Aframax	$30,000	$2.50	$2.73	$2.94	$3.15	$3.32	$3.49	$3.66	$3.83

Spot Rate	$35,000	$2.83	$3.06	$3.25	$3.42	$3.59	$3.76	$3.93	$4.10

Assumption	$40,000	$3.17	$3.35	$3.52	$3.69	$3.86	$4.03	$4.20	$4.37

(TCE basis	$45,000	$3.44	$3.62	$3.79	$3.96	$4.13	$4.30	$4.47	$4.64

per day)	$50,000	$3.70	$3.89	$4.06	$4.23	$4.40	$4.57	$4.74	$4.91

	$55,000	$3.97	$4.16	$4.33	$4.50	$4.67	$4.84	$5.01	$5.18

*	Cash Available for Distribution represents estimated net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. The information above assumes that no amount of Cash Available for Distribution is retained by Teekay Tankers as a result of any reserves established by its board of directors. The information assumes the current capital structure is approximately maintained, scheduled drydockings of the current fleet, and LIBOR averages 3.5%.

(1)	Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure.

(2)	Refer to Appendix A to this release for the calculation of the cash dividend amount.
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Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net revenues per revenue day, or time-charter equivalent (TCE):

	Three Months Ended
	June 30, 2008	March 31, 2008

Time-Charter Fleet
Aframax Revenue days(1)	394	415
Aframax TCE per revenue day(2)	$31,226	$32,025
Suezmax Revenue days(1)	85	—
Suezmax TCE per revenue day(2)(3)	$42,839	—

Spot Fleet
Aframax Revenue days(1)	329	382
Aframax TCE per revenue day(2)	$43,828	$36,253
Suezmax Revenue days(1)	85	—
Suezmax TCE per revenue day(2)	$68,734	—

Total Fleet
Aframax Revenue days(1)	723	797
Aframax TCE per revenue day(2)	$36,962	$34,050
Suezmax Revenue days(1)	170	—
Suezmax TCE per revenue day(2)	$55,786	—

(1)	Revenue days exclude offhire days. The number of Aframax revenue days decreased in the second quarter due mainly to the extended drydocking of the Nassau Spirit which resulted in 83 off-hire days.

(2)	TCE per day excludes Pool management fees and commissions.

(3)	The Ganges Spirit is employed on a time-charter contract at a base rate of $30,500 per day with a profit sharing agreement whereby Teekay Tankers is entitled to the first $3,000 per day of the vessel’s earnings above the base rate, and fifty percent of the earnings above $33,500 per day. The profit share amount is determined on an annual basis for the period from June 1 to May 31. During the second quarter, Teekay Tankers recognized approximately $1 million in profit sharing revenue relating to the period from April 7, 2008 (date of acquisition) to May 31, 2008. In accordance with U.S. GAAP, no accrual was made for the profit share amount relating to the month of June 2008, since the profit share amount is determined on an annual basis.
Tanker Market
Crude tanker spot rates increased significantly during the second quarter of 2008, rising to levels not experienced since record high rates during the fourth quarter of 2004. This counter-seasonal strength in tanker rates was primarily driven by continued growth in oil demand from energy-intensive economies in Asia and higher oil production from OPEC suppliers during the quarter, which resulted in increased tanker tonne-mile demand. Spot rates early in the third quarter of 2008 have been volatile but have averaged higher than in the second quarter of 2008, as Saudi Arabia continues to increase output and Asian refineries have come back on-line following maintenance.
In the first half of 2008, Chinese crude imports averaged 3.6 million barrels per day, which was 11 percent higher than for the same period in the prior year. Thirty-five percent of Chinese import volumes were sourced from long-haul suppliers in the Atlantic basin, further increasing tanker tonne-mile demand.
The trend of tanker sales for conversion to offshore units and dry bulk vessels increased during the quarter and continues to dampen tanker supply growth. Record-high scrap steel prices have also led to an increase in oil tankers being sold for demolition. Overall, the world tanker fleet grew by only 1.6 percent during the first half of 2008, the slowest rate since 2002. In addition, increased discrimination against single-hull tankers, a series of port strikes at Fos-Lavera in the Mediterranean, and Iran using VLCCs and Suezmax tankers for floating storage, contributed to higher tanker freight rates during the quarter by reducing the effective supply of vessels.
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Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of July 31, 2008:

	Aframax Fleet	Suezmax Fleet	Number of Owned Vessels

Time-Charter Vessels	4	1	5
Spot Vessels	5	1	6

Total	9	2	11

On April 7, 2008, the Company acquired two double-hull Suezmax tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation for a total cost of $186.9 million. The Company financed the acquisition by assuming existing debt of $73.3 million and using $113.6 million of undrawn revolving credit capacity. The Ganges Spirit is employed on a pre-existing time-charter contract that expires in May 2012 which includes a profit sharing agreement whereby Teekay Tankers is entitled to the first $3,000 per day of the vessel’s earnings above the base rate of $30,500 per day, and 50 percent of the earnings above $33,500 per day. The Narmada Spirit is currently employed in spot market trading as part of Teekay’s Gemini Suezmax Pool.
The Company has entered into a one year time-charter for the Aframax tanker, Nassau Spirit at $39,000 per day commencing in early August, 2008. Both the charterer and Teekay Tankers have the option to extend the time-charter for an additional year at rates of $39,250 per day and $32,500 per day, respectively. This charter effectively replaces the $32,500 time-charter on the Aframax tanker, Falster Spirit, which expires mid-August, 2008.
Future Growth Opportunities
Teekay has agreed to offer the Company, within 18 months following the completion of Teekay Tankers’ initial public offering in December 2007, the right to purchase from it an additional two existing Suezmax tankers. The Company anticipates additional opportunities to expand its fleet through acquisitions of tankers from third parties and additional tankers that it expects Teekay Corporation will offer to it from time to time. These tankers may include crude oil and product tankers.
Liquidity
As of June 30, 2008, the Company had total liquidity of $75.4 million, comprising $19.7 million in cash and $55.7 million in an undrawn revolving credit facility.
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About Teekay Tankers Ltd.
Teekay Tankers Ltd. is a Marshall Islands corporation recently formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers Ltd. currently owns a fleet of nine double-hull Aframax tankers and two double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Corporation has agreed to offer to Teekay Tankers Ltd., within 18 months following the completion of its initial public offering on December 18, 2007, the opportunity to purchase an additional two existing Suezmax tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
Earnings Conference Call
The Company plans to host a conference call at 1:00 p.m. ET on Thursday, August 7, 2008, to discuss the Company’s results and the outlook for its business activities. All stockholders and interested parties are invited to listen to the live conference call at www.teekaytankers.com. The Company plans to make available a recording of the conference call until midnight August 14, 2008 by dialing (888) 203-1112 or (647) 436-0148, access code 9481660, or via the Company’s web site until September 7, 2008.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME(1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2008	2007	2008	2007

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	35,745	26,671	37,408	62,416	77,263

OPERATING EXPENSES
Voyage expenses	618	96	10,869	714	21,611
Vessel operating expenses	7,669	5,580	5,172	13,249	10,115
Depreciation and amortization	5,430	3,489	3,905	8,919	7,809
General and administrative	1,670	1,321	3,260	2,991	6,515

	15,387	10,486	23,206	25,873	46,050

Income from vessel operations	20,358	16,185	14,202	36,543	31,213

OTHER ITEMS
Interest recovery (expense)(2)	1,429	(2,206)	(1,789)	(777)	(3,316)
Interest income	225	65	—	290	—
Foreign exchange loss	(7)	(6)	(2)	(13)	(1)

	1,647	(2,147)	(1,791)	(500)	(3,317)

Net income	22,005	14,038	12,411	36,043	27,896

Earnings per share
– Basic and diluted	$0.88	$0.56	$0.83	$1.44	$1.86
Weighted-average number of Class A common shares outstanding
– Basic and diluted(3)	12,500,000	12,500,000	2,500,000	12,500,000	2,500,000
Weighted-average number of Class B common shares outstanding
– Basic and diluted(3)	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
– Basic and diluted	25,000,000	25,000,000	15,000,000	25,000,000	15,000,000

(1)	During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation. Prior to the closing of the Company’s initial public offering on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note. Prior to these contributions to the Company, Teekay Corporation transferred seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay Corporation or other subsidiaries of Teekay Corporation which were not contributed to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. These transfers represent a reorganization of entities under common control and have been recorded at historical cost.

(2)	Includes unrealized gain and amortization of accumulated other comprehensive income of $5.0 million for the three and six months ended June 30, 2008, relating to the change in fair value of an interest rate swap.

(3)	For periods prior to the Company’s initial public offering on December 18, 2007, represents the number of common shares received by Teekay Corporation in exchange for a 54% ownership in Teekay Tankers Ltd. at the time of the initial public offering.
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2008	December 31, 2007

	(unaudited)	(unaudited)

ASSETS
Cash and cash equivalents	19,706	34,839
Accounts receivable and due from pools	23,392	4,094
Other current assets	2,263	2,088
Vessels and equipment	441,135	267,729
Other non-current assets	4,089	1,574

Total Assets	490,585	310,324

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	10,110	4,615
Current portion of long-term debt	3,600	3,600
Current portion of derivative instruments	1,789	894
Advances from affiliates	3,094	—
Long-term debt	317,028	145,500
Other long-term liabilities	6,793	6,921
Stockholders’ equity	148,171	148,794

Total Liabilities and Stockholders’ Equity	490,585	310,324

TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2008	2007

	(unaudited)	(unaudited)

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	24,386	36,646

FINANCING ACTIVITIES
Proceeds from long-term debt	115,000	202,080
Debt issuance costs	(234)	(213)
Scheduled repayments of long-term debt	(1,800)	(1,800)
Prepayments of long-term debt	(15,000)	(185,298)
Net repayments to affiliates	—	(835)
Return of capital	—	(50,334)
Payment of cash dividend	(20,375)	—
Share issuance costs	(1,130)	—

Net financing cash flow	76,461	(36,400)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(810)	(246)
Acquisition of Suezmax tankers from Teekay Corporation	(114,965)	—
Other investing activities	(205)	—

Net investing cash flow	(115,980)	(246)

Decrease in cash and cash equivalents	(15,133)	—
Cash and cash equivalents, beginning of the period	34,839	—

Cash and cash equivalents, end of the period	19,706	—

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TEEKAY TANKERS LTD.
APPENDIX A — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)

Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items.

Three Months Ended June 30, 2008

(unaudited)

Net income	22,005
Add:
Depreciation and amortization	5,430
Less:
Amortization of debt issuance costs and other	(21)
Unrealized gain from interest rate swap and amortization of accumulated other comprehensive income	(5,030)

Cash Available for Distribution	22,384

Weighted-average number of total common shares outstanding	25,000,000

Cash dividend per share	$ 0.90

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the estimated cash available for distribution based on various spot tanker rate assumptions; and the potential for Teekay Corporation to offer to Teekay Tankers Ltd. the opportunity to purchase tankers, including the two existing Suezmax tankers which Teekay Corporation is obligated to offer the Company within 18 months following the completion of Teekay Tankers’ IPO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; the Company’s ability to raise financing to purchase additional vessels; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; and other factors discussed in Teekay Tankers’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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